Exhibit 21.1

Ecoark Holdings, Inc.

Subsidiaries

Subsidiary	State or jurisdiction of incorporation	Percentage owned
Ecoark, Inc.	Delaware	100%
Trend Discovery Holdings, Inc.	Delaware	100%
Zest Labs, Inc.	Delaware	100%
440IoT Inc.	Nevada	100%
Banner Midstream Corp.	Delaware	100%

Listed above are consolidated directly or indirectly owned subsidiaries included in the condensed consolidated financial statements of Ecoark Holdings, Inc.